UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2008

Commission File Number:  001-33416

OceanFreight Inc.
(Translation of registrant’s name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a press release issued by OceanFreight Inc. (the “Company”) on October 10, 2008 that announces further expansion in the tanker market with the acquisition of thirteenth vessel

OCEANFREIGHT INC. ANNOUNCES FURTHER EXPANSION IN THE TANKER MARKET WITH THE ACQUISITION OF THIRTEENTH VESSEL

October 10, 2007 - Athens, Greece - OceanFreight Inc., (NASDAQ:OCNF) a global provider of seaborne transportation services announced today the acquisition of M/T Tigani, a 1991 built 95,951 dwt double-hull Aframax crude oil tanker.  The vessel was purchased from interests associated with George Economou for a purchase price of $40 million.  The acquisition expands OceanFreight’s fleet to thirteen vessels, comprised of four tankers and nine drybulk carriers.  Delivery of the M/T Tigani is expected in the fourth quarter 2008.

The Company has entered into an agreement to time charter the M/T Tigani for a period of approximately one year to Heidmar LLC at a gross daily rate of approximately $29,800 per day.  The time charter is expected to commence concurrently with the vessel's delivery to OceanFreight.  A company associated with Mr. George Economou owns 49% of Heidmar LLC and 49% is owned by Morgan Stanley.

Anthony Kandylidis, OceanFreight’s President and Chief Executive Officer, commented:

“The acquisition of our thirteenth vessel not only allows us to expand further into the tanker sector but also enhances a strategic relationship with a first class counterparty such as Heidmar.  Our expansion in the tanker sector will allow us to capitalize on the positive fundamentals of the crude oil tanker market.  In a span of just 18 months since we went public as a start up in 2007 at $19 per share, with no operating history and the aim to acquire seven vessels, we are close to doubling our initial fleet.   We are maintaining an enviable operational track record, along with time charter coverage to reputable and well-established counterparties.  Our fleet fixed contract coverage presently stands at 95% and 65% of our operating days for 2009 and  2010 respectively.   We will continue our stated business strategy of strong fixed-rate time charter employment of these vessels which in turn enables us to pay attractive dividends to our shareholders as well as expand and diversify our fleet within multiple shipping sectors.”

 About OceanFreight Inc.

OceanFreight Inc. was incorporated in 2006 to acquire high quality secondhand vessels and deploy them on medium and long term charters. The Company began operations with the delivery of its first vessel in June 2007 and currently owns and operates a fleet of eleven vessels, consisting of one Capesize drybulk carrier, eight Panamax drybulk carriers, one Suezmax tanker and one Aframax tanker with a total carrying capacity of 978,889 dwt, and has entered into an agreement to acquire two additional Aframax tankers, for delivery in the fourth quarter 2008, with a total carrying capacity of 191,744 dwt.

OceanFreight’s Inc. common stock is listed on the NASDAQ Global Market where it trades under the symbol "OCNF".

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although OceanFreight Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, OceanFreight Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in OceanFreight Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by OceanFreight Inc. with the US Securities and Exchange Commission.

Visit our website at www.oceanfreightinc.com .

Company Contact:

Michael Gregos

Chief Operating Officer

Tel: +30-210-809-0514

E-mail: management@oceanfreightinc.com

Investor Relations/Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel: +1-212-661-7566

E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.

(Registrant)

Dated:  October 10, 2008

By:

/s/ Anthony Kandylidis

Anthony Kandylidis

Chief Executive Officer